SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                      (Amendment No. 3 - Final Amendment)*

                       SIMON TRANSPORTATION SERVICES INC.
                       (Name of Subject Company (issuer))

                              JERRY MOYES (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

                     CLASS A COMMON SHARES, $0.01 Par Value
                     CLASS B COMMON SHARES, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                      (CUSIP Number of Class of Securities)

                                   Jerry Moyes
                             2200 South 75th Avenue
                             Phoenix, Arizona 85043
                                 (623) 269-9700
                 (Name, address, and telephone number of person
  authorized to receive notices and communications on behalf of filing persons)

                                 With a Copy to:
                              Earl H. Scudder, Esq.
                             Scudder Law Firm, P.C.
                              411 South 13th Street
                             Lincoln, Nebraska 68508
                                 (402) 435-3223

                            Calculation of Filing Fee
------------------------------------- ------------------------------------------
   Transaction valuation*                          Amount of filing fee
------------------------------------- ------------------------------------------
------------------------------------- ------------------------------------------
          $36,830,913                                    $7,367
------------------------------------- ------------------------------------------

     *Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), other than the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, at $7.00 per Share net to the seller in cash. According to the Company's Form 10-Q for the quarter ended December 31, 1999, there were 5,196,358 Class A Common Shares (including the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with the Filing Person), and 913,751 Class B Common Shares issued and outstanding. The total of 6,110,109 outstanding Shares, less the 848,550 Shares deemed to be beneficially owned by the Filing Person and certain persons affiliated with him, result in 5,261,559 Shares subject to the offer. Based on the foregoing, the transaction value is equal to the product of 5,261,559 Shares and $7.00 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

        [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
        Amount  Previously Paid: $7,367
        Form or Registration No.: Schedule TO
        Filing Party: Jerry Moyes
        Date Filed: May 23, 2000
        [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [x] third-party tender offer subject to Rule 14d-1.
        [ ] issuer tender offer subject to  Rule  13e-4.
        [ ] going-private  transaction  subject  to Rule  13e-3.
        [ ] amendment  to Schedule  13D under Rule  13d-2.
        Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                                   SCHEDULE TO

     This Amendment No. 3, which is the final amendment to the Schedule TO Tender Offer Statement (this "Amendment"), relates to the offer by Jerry Moyes ("Purchaser") to purchase all outstanding shares of Class A Common Stock, par value $.01 (the "Class A Common Shares") and Class B Common Stock, par value $.01 (the "Class B Common Shares" and together with Class A Common Shares, the "Shares") of Simon Transportation Services Inc., a Nevada corporation (the "Company"), at $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented with the following information:

     On June 30, 2000, the Offer expired in accordance with its terms, and the Purchaser issued a press release announcing the final results of the Offer. A copy of the Purchaser's June 30, 2000 press release is filed as Exhibit (a) (1)
(K).

ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented with the following information:

     (a) (1) (K) - Text of Press Release issued by Purchaser on June 30, 2000.



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             By: /s/ Mark A. Scudder
             Mark A. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Mark A. Scudder, under power of attorney
                                (Name and title)

                                  June 30, 2000
                                     (Date)

                                       3


                                                             Exhibit (a) (1) (K)


                          JERRY MOYES' TENDER OFFER FOR
                   SIMON TRANSPORTATION SERVICES INC. EXPIRES

                  FOR IMMEDIATE RELEASE: FRIDAY, JUNE 30, 2000

     Phoenix, Az. (PR Newswire)-Jerry Moyes announced today that his tender offer for all outstanding shares of Class A and Class B Common Stock of Simon Transportation Services Inc. (Nasdaq: SIMN) at $7.00 per share net to the seller in cash has expired without all conditions being satisfied and will not be extended. Accordingly, Mr. Moyes will not purchase any of the tendered shares pursuant to the tender offer. Mr. Moyes also withdrew his consent solicitation, which had attempted to elect his nominees as a majority of the board of directors. Approximately 1.4 million shares had been tendered through 5:00 p.m., Eastern time, June 30, 2000, the date to which the original June 21, 2000 deadline had been extended. In accordance with the terms of the tender offer and applicable law, the tendered shares will be returned as directed by the tendering stockholders.

     Mr. Moyes stated: "Based on the response to date, I concluded that the tender offer and consent solicitation were unlikely to succeed. Going forward, I hope to increase my stake in Simon Transportation. However, depending on a variety of factors, I may buy or sell in future transactions. Simon's management and I have discussed the possibility of my consulting with the Company and possibly serving on its board of directors. I have made no decision and intend to consider that possibility. Although I presently do not intend to attempt to acquire a controlling interest in the Company or seek to obtain majority representation on its board, I do not rule out that possibility in the future."

         The Information Agent for the Offer and the Consent Solicitation was:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                          (212) 929-5500 (call collect)
                          Call Toll-Free (800) 322-2885
                            Fax Number (212) 929-0308